

January 7, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Robert P. Capps
Co-Chief Executive Officer and
Chief Financial Officer
Mitcham Industries, Inc.
8141 SH 75 South
P.O. Box 1175
Huntsville, TX 77342

   Re: Mitcham Industries, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed December 24, 2015
     File No. 333-208177
     Form 10-K for Fiscal Year Ended January 31, 2015
     File No. 000-25142

Dear Mr. Capps:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2015 letter.

<u>General</u>

1. We have read your response to prior comment two of our letter dated December 17, 2015. Please further tell us what consideration you gave to classifying your redeemable preferred stock outside of permanent equity. Please refer to ASC 480-10-S99.

Form 10-K for the Fiscal Year Ended January 31, 2015

Critical Accounting Policies, page 42

Income Taxes, page 44

2.   We note your response to prior comment 13. Please provide to us the MII's historical taxable income or loss for the last five fiscal years. Additionally, please tell us how much income MII will be required to generate to fully realize its net operating loss and tax credit carryforwards.

Notes to the Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-9

Change in Functional Currency, page F-12

3.   We note your response to prior comment 16. For each of MML, MEL, MHL, and the Colombia branch, please tell us the facts and circumstances of their respective economic environments that led to your determination to change the functional currency at each subsidiary or branch from its local currency to the U.S. dollar, including providing us with a quantitative analysis of each of the economic factors in ASC 830-10-55-5 you considered in your determination; including providing, at a minimum: the percentage of revenue, costs and expenses, total assets, and borrowings denominated in U.S. dollars for each of the last three fiscal years at each of the impacted subsidiaries and branch. Additionally, please tell us the nature of the transactions your parent has with its subsidiaries and branch.

        You may contact Melinda Hooker (Staff Accountant) at 202-551-3732 or Dale Welcome (Staff Accountant) at 202-551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

                                                Sincerely,

                                                /s/ Craig Slivka, for

                                                Pamela Long
                                                Assistant Director
                                                Office of Manufacturing and
                                                Construction

cc: Gillian A. Hobson
        Vinson & Elkins, L.L.P.